RELX PLC announces Board change - Chair

RELX PLC today announces that, after serving for over ten years as Chair, Sir Anthony Habgood has decided to retire from the Board when a successor has been appointed. The process to find his successor is being led by the Senior Independent Director, Dr Wolfhart Hauser, and overseen by the Nominations Committee. A further announcement will be made in due course once a successor has been identified and the date of Sir Anthony’s departure from the role is known.

Sir Anthony commented:

‘I will be retiring from the Board of RELX, having seen the organisation make great progress over the last decade. The group has a strong Board and management team, clarity concerning its strategic direction and is well-positioned for future growth. As a result, I believe that this is the year both from my own perspective and from that of the company in which to make a change of Chair.’

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ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

RELX PLC announces Board change

RELX PLC today announces that Adrian Hennah will step down from its Board with effect from the conclusion of the Annual General Meeting to be held on 23 April 2020. He will retire from the Board having served as a Non-Executive Director since April 2011.

Commenting, Anthony Habgood, Chair said:

“On behalf of the Directors, I would like to thank Adrian for the valuable service that he has given RELX for the last nine years, both to the Board deliberation overall and in his role as Chairman of the Audit Committee. His advice and guidance through this transformational period were hugely appreciated. Adrian leaves RELX with our very best wishes for the future”

Suzanne Wood will replace Adrian Hennah as the Chair of the RELX PLC Audit Committee with effect from the conclusion of the 2020 Annual General Meeting.

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ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724